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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66548

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COBRA TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 HEDGCOXE ROAD, SUITE 300
(No. and Street)

PLANO	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMPSON S. PHILLIPS, JR. 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

14555 DALLAS PARKWAY, STE. 300	DALLAS	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHADD HESSING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COBRA TRADING, INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL WILSON
Notary Public, State of Texas
Comm. Expires 03-30-2021
Notary ID 129344789

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Cobra Trading, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cobra Trading, Inc. (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I and II (the Schedules) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2020

We have served as the Company's auditor since 2016.

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Deposit with broker/dealer	$	870,327
Clearing deposit with broker-dealer		150,853
Receivable from broker-dealer		202,899
Property, equipment and leasehold improvements, net of accumulated depreciation of $50,739		9,751
Other assets		38,106
	$	1,271,936

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	797,678
		797,678
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		96,250
Retained earnings		378,008
Total stockholder's equity		474,258
	$	1,271,936

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
For the Year Ended December 31, 2019

Revenues:		
Commissions	$	3,075,291
Interest income		38,804
Fee income		8,326,364
Miscellaneous income		13
Total Income		11,440,472
Expenses:		
Employee compensation and benefits		1,535,524
Brokerage and clearance fees		8,247,195
Communications		39,772
Occupancy and equipment costs		87,618
Promotional costs		110,020
Interest		5,927
Regulatory fees and expenses		43,751
Other expenses		905,728
Total operating expenses		10,975,535
Net Income	$	464,937

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Shares	Common Stock	Retained Earnings	Total
Balance at December 31, 2018	1,000	$ 96,250	$ 447,617	$ 543,867
Net income			464,937	464,937
Distributions			(534,546)	(534,546)
Balance at December 31, 2019	1,000	$ 96,250	$ 378,008	$ 474,258

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	464,937
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		5,500
Change in operating assets and liabilities:		
Increase in deposit with broker/dealer		(86,150)
Increase in clearing deposit with broker		(620)
Increase in receivable from broker/dealer		(57,881)
Decrease in receivable from customers		11,910
Increase in other assets		(18,996)
Increase in accounts payable and accrued expenses		217,362
Net cash provided by operating activities		536,062
Cash Flows from Investing Activities		
Purchase of furniture and equipment		(1,516)
Net cash used by investing activities		(1,516)
Cash Flows from Financing Activities		
Distributions		(534,546)
Net cash used by financing activities		(534,546)
Net increase (decrease) in cash and cash equivalents		0
Cash and cash equivalents at beginning of year		0
Cash and cash equivalents at end of year	$	0
Supplemental disclosures		
Cash paid for:		
Income taxes	$	7,488
Interest	$	24,386

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2019

Note 1 — Organization and Nature of Business

Cobra Trading, Inc. (the "Company") was organized in June, 2004. The Company became a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) which provide that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company's customers are primarily individuals trading securities through the Company's online portal.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method over useful lives of three to seven years.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the

Note 1 — Organization and Nature of Business (cont'd)

Revenue Recognition (cont'd)

performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers include brokerage commissions and fee revenues. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at the point in time or other time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fee Revenue

The fee revenue consists of two parts. Primarily, the Company charges its customers a short interest charge for short positions in the customer's accounts. This fee is assessed daily. In addition, some customers take advantage of certain software offered by the Company. The fee for this service is charged monthly. The Company believes that the performance obligation of the Company is satisfied when the charges are made to the customer.

The economic conditions which affect the Company's operations are related to overall strength of the financial and commodity markets.

Note 1 — Organization and Nature of Business (cont'd)

Leases

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases. This new accounting guidance is intended to improve financial reporting about leasing transactions. The Accounting Standard Update ("ASU") affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU requires organizations that lease assets referred to as "Lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The new ASU will require both types of leases (i.e., operating and capital) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The capital lease will be accounted for in substantially the same manner as capital leases are accounted for under previous GAAP. For operating leases there will have to be the recognition of a lease liability and a lease asset for all such leases greater than one year in term. The Company adopted the provisions of the ASU under the modified retrospective approach with no cumulative effect adjustment to retained earnings. The Company has accounted for its office lease as a short term lease. The adoption of this ASC did not have a material effect on the Company's financial statements.

Advertising Costs

All nondirect-response advertising costs are expensed as incurred. Advertising costs were $110,020 for the year ended December 31, 2019.

Note 2 — Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions. Such amounts are normally collected between five and thirty-five days after month end.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2019

Note 3 — Furniture, Equipment and Leasehold Improvements

A summary of furniture and equipment at December 31, 2019 is as follows:

Furniture and fixtures	$21,367
Equipment	39,123
	60,490
Less: accumulated depreciation	50,739
	$ 9,751

Depreciation expense was $5,500 for the year then ended.

Note 4 — Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Company had net capital of $426,401 and net capital requirements of $53,179. The ratio of aggregate indebtedness to net capital was 1.87 to 1 at December 31, 2019. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Pursuant to the net capital requirements of Section 1.17 of the Commodity Futures Trading Commission, a minimum net capital requirement must be maintained, as defined under such provisions. As an introducing broker, the Company is required to maintain net capital of $53,179. At December 31, 2019, the Company had net capital as defined under Section 1.17 of $426,401 which resulted in an excess net capital of $373,222.

Note 5 - Defined Contribution Plan

The Company adopted a defined contribution plan, effective January 1, 2018, for its eligible employees. The Company may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company expensed $90,375 during 2019.

COBRA TRADING, INC.
Notes to Financial Statements
December 31, 2019

Note 6 — Federal Income Taxes

The Company, with consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company files income tax returns in the US federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns for all tax years ended on or after December 31, 2016, remain subject to examination by the Internal Revenue Service. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitation, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 8 — Operating Lease

The Company has entered into non-cancelable lease agreements for its offices and certain equipment. Short term lease cost for the year was $59,607. The Company has accounted for its office lease as a short term lease. The office space lease expires July 31, 2020. Future minimum lease payments required under the leases are as follows:

2020	$ 27,426
	$ 27,426

Note 9 — Concentration Risks

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

The Company has 1 customer who makes up approximately 35% of its fee income. If this relationship was terminated, the Company could be exposed to financial risk.

Supplemental Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934, as of
December 31, 2019

Schedule I

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Net Capital			
Total ownership equity qualified for net capital		$	474,258
Deductions and/or charges			
Non-allowable assets:			
Property, equipment and leasehold improvement (net)	9,751		
Other assets	38,106		47,857
Net capital before haircuts on securities positions			426,401
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):			--
Net capital		$	426,401
Aggregate Indebtedness			
Items included in statement of financial condition			
Accounts payable and accrued expenses		$	797,678
Total aggregate indebtedness		$	797,678

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 53,179
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 53,179
Net capital in excess of minimum required	$ 373,222
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 346,633
Ratio: Aggregate indebtedness to net capital	1.87 to 1

Reconciliation with Company's Computation

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filling as of the same date.

Supplemental Information Pursuant to Rule 1.17

of the Commodity Futures Trading Commission

For the Year Ended December 31, 2019

Schedule II

COBRA TRADING, INC.
Computation of Net Capital Under Regulation 1.17
of the Commodity Futures Trading Commission
As of December 31, 2019

COMPUTATION OF ADJUSTED NET CAPITAL

Total ownership equity qualified for net capital		$ 474,258
Deductions and/or charges		
Non-allowable assets:		
Property, equipment and leasehold improvement (net)	9,751	
Other assets	38,106	47,857
Net capital before haircuts on securities positions		426,401
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)):		--
Adjusted Net capital		426,401
Net Capital Required		53,179
Excess Net Capital		$ 373,222

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Cobra Trading, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cobra Trading, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cobra Trading, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) Cobra Trading, Inc. stated that Cobra Trading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cobra Trading, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cobra Trading, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2020

COBRA TRADING

EXEMPTION REPORT

DECEMBER 31, 2019

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The firm met the identified exemption provision throughout the most recent fiscal year without exception.

Chadd Hessing
President

Cobra Trading, Inc. P 972.491.7999 F 972.491.3111 info@cobratrading.com
4800 Hedgcoxe Road, Suite 300 Plano, TX 75024 www.cobratrading.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING

AGREED-UPON PROCEDURES

DECEMBER 31, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To Board of Directors and Stockholder
Cobra Trading, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cobra Trading, Inc. (Company) and the Securities Investor Protection Corporation (SIPC), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2234*********************MIXED AADC 220
66548 FINRA DEC
COBRA TRADING INC
4800 HEDGCOXE RD STE 300
PLANO, TX 75024-2407

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chadd Hessing 972-491-7999

2. A. General Assessment (item 2e from page 2) $ 4,613

B. Less payment made with SIPC-6 filed (exclude interest) (2,097)

7/29/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,516

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,516

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 2,516

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cobra Trading Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of February, 2020.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 11,440,472
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		112,349
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		8,247,195
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5,927	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		5,927
Total deductions		8,365,471
2d. SIPC Net Operating Revenues		$ 3,075,001
2e. General Assessment @ .0015		$ 4,613
		(to page 1, line 2.A.)